
February 25, 2021

Larry Sorsby
Chief Financial Officer
Hovnanian Enterprises Inc.
90 Matawan Rd, Fifth Floor
Matawan, NJ 07747

> **Re: Hovnanian Enterprises Inc.**
> **Form 10-K for the year ended October 31, 2020**
> **Filed December 22, 2020**
> **File No. 001-08551**

Dear Mr. Sorsby:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended October 31, 2020

Note 3. Summary of Significant Accounting Policies, page 64

1. We note your disclosure in your Form 10-K for the year ended October 31, 2019 that the adoption of ASC 606 did not result in any significant changes to your business processes, systems, or internal controls, or have a material impact on your Consolidated Financial Statements. Notwithstanding this, please tell us how you have met the disclosure requirements set forth in ASC 606-10-50, including but not limited to, disclosures related to performance obligations and significant judgments.

Note 9. Senior Notes and Credit Facilities, page 73

2. We note your disclosure that your secured notes and term loan exchanges were accounted for in accordance with ASC 470-60 resulting in a net gain of extinguishment of debt of $9.2 million. Please explain in further detail why these transactions were accounted for as a troubled debt restructuring rather than a modification or extinguishment pursuant to

ASC 470-50 and how the $9.2 million gain on extinguishment was calculated.

Note 20. Investments in Unconsolidated Homebuilding and Land Development Joint Ventures, page 94

3.   Please clarify why your share of net income in your unconsolidated joint ventures represents between 88-106% of the entities' net income for the years presented.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction